CRANE HARBOR ACQUISITION CORP.

1845 Walnut Street, Suite 1111

Philadelphia, PA 19103

March 21, 2025

VIA EDGAR TRANSMISSION

Claudia Rios

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Crane Harbor Acquisition Corp. Registration Statement on Form S-1 Filed February 12, 2025 File No. 333-284852

Dear Ms. Rios:

On behalf of Crane Harbor Acquisition Corp. (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated March 11, 2025 relating to the Registration Statement on Form S-1 of the Company (the “S-1”) filed with the Commission on February 12, 2025. We are concurrently filing via EDGAR Amendment No. 1 to the S-1 (the “Amendment”). The changes reflected in the Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment filed concurrently herewith.

Registration Statement on Form S-1

Cover Page

1.	We note that your sponsor and the underwriters committed to purchase an aggregate of 550,000 private placement units (or 602,500 private placement units if the underwriters’ over-allotment option is exercised) in a private placement that will close simultaneously with the closing of this offering. We also note that up to $2,500,000 of working capital loans from your sponsor may be convertible into units of the post-business combination entity at a price of $10.00 per unit. Please revise the cover page to state whether the private placement units and the conversion of the working capital loans into units may result in a material dilution of the purchasers’ equity interests. See Item 1602(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page of the Amendment.

March 21, 2025

Summary
Our Company, page 7

2.	We note your disclosure that your management team’s proven track record of success in prior SPAC transactions, including Falcon Minerals, Juniper Industrial Holdings’ combination with Janus International Group, Vertiv’s combination with GS Acquisition Holdings, and Osprey Technology Acquisition Corp.’s merger with BlackSky Technologies, demonstrates their ability to effectively execute business combinations. For each prior SPAC, please disclose the amount of time taken to complete the initial business combination, whether there were any extensions sought, and the percentage of redemptions. See Item 1603(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 8 and 112 of the Amendment.

Market Opportunity, page 8

3.	We note your use of industry and market data in various statements here. Please ensure that you have disclosed your support for all such statements, including the names and dates of third party sources.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to include support for industry and market data on pages 10 and 114 of the Amendment.

Sponsor Information , page 13

4.	Please revise to describe the material roles and responsibilities of your sponsor, its affiliates, and any promoters in directing and managing the special purpose acquisition company’s activities. See Item 1603(a)(4) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 14-15 and 115-116 of the Amendment.

5.	Describe any agreement, arrangement, or understanding between the SPAC sponsor and the special purpose acquisition company, its officers, directors, or affiliates with respect to determining whether to proceed with a de-SPAC transaction. Please refer to Item 1603(a)(5).

Response: there are no agreements, arrangements or understandings between the sponsor and the Company, its officers, directors, or affiliates with respect to determining whether to proceed with a de-SPAC transaction, except as set forth in the Letter Agreement, a form of which is attached to the Amendment as Exhibit 10.1, which requires the Company’s sponsor and management team to vote in favor of the Company’s initial business combination.

March 21, 2025

6.	Describe any agreement, arrangement, or understanding, including any payments, between the SPAC sponsor and unaffiliated security holders of the special purpose acquisition company regarding the redemption of outstanding securities of the special purpose acquisition company. See Item 1603(a)(8) of Regulation S-K.

Response: there are no agreements, arrangements or understandings regarding the redemption of outstanding securities of the Company, except as set forth in the Letter Agreement, a form of which is attached to the Amendment as Exhibit 10.1, which is described in the S-1 and provides that the Company’s Class B ordinary shares and securities underlying the private placement units may not be redeemed.

Summary Financial Data, page 44

7.	Your disclosure in note (2) indicates that the As Adjusted total assets calculation includes proceeds from the sale of the private placement units of $5,500,000. However, it is not clear whether the amount shown here of $176,250,376 includes this amount. Please advise or revise as necessary.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure in footnote 2 on page 45.

We may not be able to complete an initial business combination because such initial business combination may be subject to regulatory review, page 70

8.	We note your disclosure on page 70 that you may not be able to complete an initial business combination because such initial business combination may be subject to regulatory review and approval requirements, including foreign investment regulations and review by government entities such as the Committee on Foreign Investment in the United States (“CFIUS”), or may be ultimately prohibited. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s sponsor is not controlled by, nor does it have substantial ties with, a non-U.S. person.

Dilution, page 96

9.	Your disclosure indicates that your dilution calculations “do not reflect any dilution associated with the conversion of rights, including the private rights.” Please revise your disclosure to explain why you determined not to include these shares in the denominator of your dilution calculations. Refer to Section 1602(c) of Regulation S¬K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its dilution calculation to include the conversion of rights, including the private rights and has updated the related information on the cover page, pages 82-84, and pages 97 to 99 of the Amendment.

March 21, 2025

Principal Shareholders, page 152

10.	Please expand your disclosure to describe clearly the nature and amount of the direct and indirect interests in your sponsor as of the most recent practicable date. We note your disclosure in footnote 3 to your principal shareholders table. Refer to Item 1603(a)(7) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 156-157 of the Amendment.

Signatures, page II-5

11.	Please confirm that your registration statement has been signed by a majority of the board of directors. See Instruction 1 to the Signatures section of Form S-1.

Response: The Company confirms that as of the date of the filing of the Amendment, the Company has a sole director, Jeffrey Brotman, who signed the registration statement.

Exhibits

12.	Please file the consent of each director nominee as an exhibit to the registration statement. See Rule 438 of Regulation C under the Securities Act.

Response: The Company has updated the exhibit index and has filed the consent of each director nominee.

General

13.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact a staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: We respectfully advise the Staff that as of the date of this response, there have been no written communications, as defined in Rule 405 under the Securities Act, that we or anyone authorized to do so on our behalf, have presented to potential investors in reliance on Section 5(d) of the Securities Act. We undertake to provide the Staff with copies of any future written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

March 21, 2025

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Mark Rosenstein (by telephone at (215) 694-3358 or by email at mrosenstein@stevenslee.com), or Derick Kauffman (by telephone at (610) 205-6038 or by email at derick.kauffman@stevenslee.com).

Sincerely yours,

/s/ Jeffrey F. Brotman
Jeffrey F. Brotman Chief Executive Officer Crane Harbor Acquisition Corp.